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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

           Under the Securities Exchange Act of 1934
                     (Amendment No. ____)*


                 Parallel Petroleum Corporation
                        (Name of Issuer)

                  Common Stock, $.01 Par Value

                 (Title of Class of Securities)

                           699157103

                         (CUSIP Number)

                       Tucker S. Bridwell
                      400 Pine, Suite 1000
                     Abilene, Texas 79601
                         (915) 677-1367

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       November 22, 1999

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box___.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following pages)




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CUSIP No. 699157103                  13D                     Page 2 of 11 Pages



1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


               Dian Graves Owen


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                           (a) ____
                                                        (b) ____

3.  SEC USE ONLY


4.  SOURCE OF FUNDS (See Instructions)

                          P F

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.

                         7.     SOLE VOTING POWER

   NUMBER OF
    SHARES                            295,714
 BENEFICIALLY
   OWNED BY              8.     SHARED VOTING POWER
    EACH
  REPORTING                           985,714
   PERSON
    WITH                 9.     SOLE DISPOSITIVE POWER

                                       295,714



                        10.    SHARED DISPOSITIVE POWER


                                       985,714

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,281,428

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                             (See Instructions)             ____


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  6.13%

14.  TYPE OF REPORTING PERSON (See Instructions)

                                  I N

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Item 1.  Security  and  Issuer

     The class of securities to which this Schedule 13D (this "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Parallel Petroleum Corporation, a Delaware corporation ("Parallel"), whose address is One Marienfeld Place, Suite 465, Midland, Texas 79701.


Item 2.  Identity  and  Background

     This Statement is being filed by Dian Graves Owen ("Owen", or the "Reporting Person"), an individual having principal executive offices located at 400 Pine, Suite 1000, Abilene, Texas 79601.

     Owen is the Chairman of the Board of Directors of the Dian Graves Owen Foundation. The Owen Foundation was organized under the laws of Texas on December 27, 1996 and is a tax-exempt entity under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The Owen Foundation is engaged in the business of making charitable grants for general benevolent and philanthropic purposes.

     Owen is also the beneficiary of the Dian Graves Owen Trust (the "Owen Trust"). The Owen Trust is a revocable grantor trust in which Owen is the sole beneficiary. The First National Bank of Abilene, Abilene, Texas, is the sole trustee of the Owen Trust.

     The name, business address and principal occupation and address of employment of each executive officer, director and controlling person of the Owen Foundation is set forth in Exhibit A attached hereto and made a part hereof for all purposes.

     The Owen Foundation, Owen and the Owen Trust have not, and to Owen's knowledge, none of the executive officers, directors or controlling persons of the Owen Foundation or the Owen Trust has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.


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     The Owen Foundation, Owen and the Owen Trust have not, and to
Owen's knowledge, no executive officer, director or controlling person of the Owen Foundation or the Owen Trust has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Owen Foundation, Owen or the Owen Trust or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

     On November 22, 1999, Parallel closed a private placement of 2,000,000 shares of Common Stock (the "Private Placement"). The Common Stock was sold to twenty-two accredited investors and eight unaccredited investors. Of the 2,000,000 shares of Common Stock that were sold by Parallel, 700,000 shares were purchased by the Owen Trust for cash at a price of $1.60 per share. All investors purchased the Common Stock on the same terms. All of the purchases were made with available funds of the Owen Trust.


Item 4.  Purpose of Transaction

     The shares of Common Stock were acquired by the Owen Trust to increase its equity interest in Parallel, which the Reporting Person believes to be an attractive long-term investment.

     The Owen Foundation, Owen or the Owen Trust or any of them, may in the future acquire or dispose of additional shares of Common Stock for their respective accounts, either through open market or privately negotiated transactions. Any such future decision will be made in light of the then current financial condition and prospects of

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Parallel, the market price of the Common Stock, the financial condition of the Owen Foundation, Owen and the Owen Trust and other relevant factors.

     At the present time, the Reporting Person does not have any other plans or proposals which relate to or would result in:

               (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Parallel;

               (b) A sale or transfer of a material amount of Parallel's assets;

               (c) Any change in the present board of directors or management of Parallel, including any plans or proposals to change the number or term of Parallel's directors;

               (d) Any material change in Parallel's present capitalization or dividend policy;

               (e) Any other material change in Parallel's business or corporate structure;

               (f) Changes in Parallel's charter or bylaws or other actions which may impede the acquisition of control of Parallel by any person;

               (g) Causing a class of Parallel's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (h) A class of Parallel's equity securities becoming eligible for termination of registration pursuant to Section
     12(g)(4) of the Securities Exchange Act of 1934; or


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               (i)  Any action similar to any of those enumerated
     above.


Item 5.  Interest in Securities of the Issuer

     Parallel presently has issued and outstanding a total of 20,331,858 shares of Common Stock. In addition, Parallel has a total of 974,500 shares of 6% Convertible Preferred Stock (the "Preferred Stock") outstanding.

     As described in Item 3 above, the Owen Trust is the direct beneficial owner of a total of 700,000 shares of Common Stock, all of which were purchased in the Private Placement.

     The Owen Foundation is the direct beneficial owner of a total of 285,714 shares of Common Stock, all of which may be acquired upon conversion of 100,000 shares of Preferred Stock held by the Owen
Foundation.

     The shares of Common Stock that may be acquired by the Owen
Foundation upon conversion of the Preferred Stock represent approximately 1.39% of Parallel's issued and outstanding Common
Stock.

     By virtue of her position as Chairman of the Board of Directors of the Owen Foundation and other controlling influence, Owen may also be deemed to be the indirect beneficial owner of the 285,714 shares of Common Stock that may be acquired by the Owen Foundation upon conversion of 100,000 shares of Preferred Stock held by it. Owen may be deemed to have shared voting and investment powers with respect to the 285,714 shares of Common Stock held directly by the Owen Foundation. However, Owen disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Owen Foundation.

     Owen is the direct beneficial owner of, and has sole voting and investment powers with respect to, 295,714 shares of Common Stock, which include:


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          285,714  shares  of Common  Stock  that may be  acquired  by Owen upon conversion of 100,000 shares of Preferred Stock; and

          10,000 shares of Common Stock.

     Including (a) the 295,714 shares of Common Stock held directly and beneficially owned by Owen; (b) 285,714 shares held directly and beneficially owned by the Owen Foundation; and (c) the 700,000 shares of Common Stock held directly by the Owen Trust, Owen may be deemed to be the beneficial owner of a total of 1,281,428 shares of Common Stock, which represents approximately 6.13% of Parallel's issued and outstanding Common Stock. Excluding the 285,714 shares of Common Stock beneficially owned by the Owen Foundation and as to which Owen disclaims ownership, Owen has beneficial ownership of 995,714 shares of Common Stock, or approximately 4.83% of Parallel's issued and outstanding Common Stock.

     Although the number of shares of Common Stock beneficially owned by Owen does not constitute a majority of the outstanding shares of Common Stock, Owen may nonetheless beneficially own a sufficient number of shares of Common Stock to influence control of Parallel.

     To the best knowledge of Owen, no executive officer or director of the Owen Foundation and no associate of the Owen Foundation or Owen owns or has a right to acquire, directly or indirectly, any shares of Common Stock, except that Tucker S. Bridwell, the President of the
Owen Foundation, has the right to acquire 28,571 shares of Common
Stock upon conversion of 10,000 shares of Preferred Stock owned directly by him and he also has direct beneficial ownership of 20,000 shares of Common Stock, 10,000 of which were purchased in the Private Placement.

     Except as described in this Statement, no transactions in the Common Stock were effected during the past 60 days by the Owen
Foundation or Owen or, to the best knowledge of Owen, by any executive

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officer, director or affiliated person of the Owen Foundation or Owen, or by any subsidiary of the Owen Foundation or by any executive officer, director or affiliated person of any such subsidiary.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     As described under item 5 above, Owen and the Owen Foundation each own 100,000 shares of Preferred Stock.

     The Preferred Stock bears dividends at the rate of $.60 per share per annum and are payable semi-annually on June 15 and December 15 of each year. Each share of Preferred Stock may be converted, at the option of the holder, into 2.8571 shares of Common Stock at an initial conversion price of $3.50 per share, subject to normal anti-dilution adjustments. The Preferred Stock may be redeemed at the Company's option, in whole or part, for $10.00 per share plus accrued dividends. The Preferred Stock does not have any voting rights, except as required by applicable law and except that as long as any shares of Preferred Stock remain outstanding, the holders of a majority of the outstanding shares of the Preferred Stock may vote on any proposal to change any provision of the Preferred Stock which materially and adversely affects the rights, preferences or privileges of the Preferred Stock. The Preferred Stock is senior to the Common Stock with respect to dividends and on liquidation, dissolution or winding up of the Company. The Preferred Stock has a liquidation preference of $10.00 per share, plus accrued and unpaid dividends.

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Item 7.  Material to be Filed as Exhibits

          Exhibit A    Name, residence address and present principal occupation
                       and address of employment of each executive officer, director and controlling person of the Dian Graves Owen
                       Foundation.


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                           Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.



                                     /s/ Dian Graves Owen
                                     Dian Graves Owen


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                            EXHIBIT A


     The table below sets forth the name, residence address and present principal occupation and address of employment of the executive officers, directors and controlling persons of the Dian Graves Owen Foundation.



                                        Present Position
Name and                                with Dian Graves       Present Principal Occupation and
Business Address      Citizenship       Owen Foundation             Address of Employment
----------------      -----------       ---------------        --------------------------------

Dian Graves Owen       U.S.             Chairman of the         Chairman of the Board of
400 Pine, Suite 1000                    Board of Directors         Directors of Dian Graves Owen
Abilene, Texas 79601                                               Foundation and Chairman of
                                                                   the Board of Directors of
                                                                   Mansefeldt Investment
                                                                   Corporation
                                                                   400 Pine, Suite 1000
                                                                   Abilene, Texas 79601

Tucker S. Bridwell     U.S.             President               President of Dian Graves Owen
400 Pine, Suite 1000                       and                     Foundation and President of
Abilene, Texas 79601                     Director                  Mansefeldt Investment
                                                                   Corporation
                                                                   400 Pine, Suite 1000
                                                                   Abilene, Texas  79601

Deborah Owen Carson    U.S.             Director                Personal Investments
400 Pine, Suite 1000
Abilene, Texas 79601
